EXHIBIT 12.1

Federal Home Loan Bank of San Francisco

Computation of Ratio of Earnings to Fixed Charges

(Unaudited)

	2005	2004	2003	2002	2001
Earnings:
Income before assessments	$502	$398	$440	$398	$580
Fixed charges	6,429	2,548	1,602	2,404	5,597
Total earnings	$6,931	$2,946	$2,042	$2,802	$6,177

Fixed charges:
Interest expense	$6,428	$2,547	$1,601	$2,403	$5,596
Estimated interest component of net rental expense[1]	1	1	1	1	1
Total fixed charges	$6,429	$2,548	$1,602	$2,404	$5,597

Ratio of Earnings to Fixed Charges	1.08	1.16	1.27	1.17	1.10

1	Represents an estimated interest factor.